Exhibit 99.2

     FOR IMMEDIATE RELEASE

For further information contact:

Elsie Chan	George Lau
Brilliance China Automotive	Weber Shandwick Worldwide
Holdings Limited	(HK) Ltd.
(852) 2523 7227	(852) 2533 9922

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED ANNOUNCES 2004 YEAR-END RESULTS; PROPOSED PAYMENT OF CASH DIVIDEND

(HONG KONG, APRIL 25, 2005) – Brilliance China Automotive Holdings Limited (the “Company”) (NYSE: CBA; SEHK: 1114) announced today its results for the year ended December 31, 2004 in accordance with the generally accepted accounting principles in the United States and its Board’s recommendation for a cash dividend payment.

Consolidated net sales of the Company and its operating subsidiaries, Shenyang Brilliance JinBei Automobile Co., Ltd. (“Shenyang Automotive”), Shenyang XingYuanDong Automobile Component Co., Ltd. (“Xing Yuan Dong”), Ningbo Yuming Machinery Industrial Company Ltd. (“Ningbo Yuming”), Ningbo Brilliance Ruixing Auto Components Co., Ltd. (“Ningbo Ruixing”), Mianyang Brilliance Ruian Automotive Components Co., Ltd. (“Mianyang Ruian”), Shenyang Brilliance Dongxing Automotive Component Co., Ltd. (“Shenyang Dongxing”), Shenyang ChenFa Automobile Components Co., Ltd. and Shenyang Jindong Development Co., Ltd. (together the “Group”) for the year ended December 31, 2004 were Rmb6,542.0 million (US$790.1 million), representing a 35.3% decrease from Rmb10,109.6 million (US$1,221.0 million) in 2003. The decrease in sales was primarily due to the decrease in the unit sales of Shenyang Automotive’s minibuses and, especially, the Zhonghua sedans and the decrease in average unit selling prices due to the changes in product mix.

Shenyang Automotive sold a total of 61,618 minibuses in 2004, representing a 17.4% decrease from 74,618 minibuses sold in 2003. Of these vehicles sold, 54,992 were Mid-priced Minibuses, representing a 16.2% decrease from 65,614 Mid-priced Minibuses sold in 2003. Unit sales of the Deluxe Minibuses decreased 26.4% from 9,004 units in 2003 to 6,626 units in 2004. Shenyang Automotive also sold 10,982 Zhonghua sedans in 2004, compared to 25,600 sedans sold in 2003. BMW Brilliance Automotive Ltd., the Group’s 49%-indirectly owned jointly controlled entity, also sold 8,708 BMW sedans in 2004.

Cost of sales decreased 28.9% from Rmb7,727.1 million (US$933.2 million) in 2003 to Rmb5,491.3 million (US$663.2 million) in 2004. The decrease was primarily due to the decrease in the unit sales of minibuses and Zhonghua sedans in 2004. Cost of sales as a percentage of sales was 83.9% in 2004, compared to 76.4% in 2003. The overall gross profit margin of the Group decreased from 23.6% in 2003 to 16.1% in 2004, as a result of lower gross profit margin in respect of minibuses and Zhonghua sedans due to the decrease in sales volume and the decrease in average selling prices resulting from the changes in product mix.

Selling, general and administrative expenses increased 7.1% from Rmb1,410.1 million (US$170.3 million), representing 13.9% of sales in 2003, to Rmb1,510.4 million (US$182.4 million), representing 23.1% of sales in 2004. The decrease in selling expenses which was primarily due to the decrease in warranty costs and sales volume of the Zhonghua sedans and the decrease in marketing staff costs in 2004, was offset by the increase in general and administrative expenses resulting from the increase in research and development expenses incurred with respect to the “Granse” minibus (known as the “Grace” minibus before February 2004) and the Zhonghua sedans, the increase in provision for inventories and provision for and write-off of bad and doubtful debts in 2004.

Interest expense net of interest income increased by 8.1% from Rmb114.4 million (US$13.8 million) in 2003 to Rmb123.7 million (US$14.9 million) due to the increase in interest expense from note payable and convertible bonds issued in November 2003.

Net equity in earnings of associated companies and jointly controlled entities increased 15.3% from Rmb109.5 million (US$13.2 million) in 2003 to Rmb126.3 million (US$15.3 million) in 2004. The increase was mainly due to the contribution of profit from BMW Brilliance Automotive Ltd. in 2004.

In 2004, the Company was granted subsidies in form of tax refund of Rmb1.8 million (US$0.2 million) in relation to the Company’s reinvestment of the dividends to certain subsidiaries as additional capital contribution in 2004 compared to tax refund on reinvestments of Rmb48.5 million (US$5.9 million) in 2003.

Other income net of expenses decreased from Rmb78.3 million (US$9.5 million) in 2003 to Rmb25.7 million (US$3.1 million) in 2004. The decrease was primarily due to the decrease in income from the sale of scrap metals in 2004 and the one-off impairment of the property, plant and equipment in one of the Group’s subsidiaries in 2004.

In 2004, the Group has also recognized a one-time provision for impairment of intangible assets of Rmb50 million (US$6.0 million) in respect of the design and development costs of the Zhonghua sedans and impairment loss on goodwill of Rmb47.3 million (US$5.7 million) in relation to one of the Group’s jointly-controlled entities.

The Group recorded a loss before taxation and minority interests of Rmb526.9 million (US$63.6 million) in 2004 as compared to an income before taxation and minority interests of Rmb1,094.2 million (US$132.1 million) in 2003. The Group recorded net tax credit of Rmb63.1 million (US$7.6 million) in 2004 as compared to the tax expenses of Rmb144.1 million (US$17.4 million) in 2003, resulting from the decrease in the taxable income of the Group and the effect of deferred taxation in 2004.

As a result, net income decreased 99.8% to Rmb1.2 million (US$0.1 million) in 2004 from Rmb780.8 million (US$94.3 million) in 2003. Basic earnings per ADS were US$0.0036 in 2004, representing a 99.9% decrease from US$2.57 in 2003. Diluted earnings per ADS were US$0.0036 in 2004, representing a 99.9% decrease from US$2.55 in 2003.

Mr. Wu Xiao An, Chairman of the Company, said “The deterioration in the macro-economic environment in the automotive industry in the second half of 2004 was worse than we expected. The extent of intensified price competition resulting from overcapacity, the continued rising prices of raw materials and the ongoing weak market sentiments were particularly unexpected. We have therefore taken wide-ranging internal measures to restore the minibus and the automotive components business to its previous level of profitability and sales volume, and to return the Zhonghua sedan business to profitability. The Group will continue to take proactive measures to cope with such challenges and to maintain its competitive edge in the market.”

The Board of Directors will recommend at the forthcoming Annual General Meeting to be held at the Mandarin Oriental Hong Kong, 5 Connaught Road, Central, Hong Kong on June 24, 2005 at 9:00 a.m., the payment of a cash dividend of HK$0.005 per share of the Company’s ordinary shares (US$0.0604 per ADS). The dividend, if approved by the shareholders, will be paid on or before July 4, 2005 to shareholders registered on June 24, 2005 at the close of trading in Hong Kong .

The Company, incorporated in Bermuda, was established in 1992 to own a 51% interest in Shenyang Automotive, a Sino-foreign joint venture enterprise established in 1991. Shenyang Automotive, located in Shenyang, the capital of Liaoning Province and the commercial center of the northeastern region of China, is the leading manufacturer of minibuses in China. In May 1998, the Company acquired an indirect interest in two automotive components manufacturers: a 51% equity interest in Ningbo Yuming, a wholly foreign-owned Chinese enterprise primarily engaged in the production of automotive components; and a 50% equity interest in Mianyang Xinchen Engine Co., Ltd., a Sino-foreign joint venture manufacturer of gasoline engines for use in passenger vehicles and light duty trucks. In October 1998, June 2000 and July 2000, the Company established Xing Yuan Dong, Ruixing and Ruian, respectively, as its wholly owned subsidiaries to centralize and consolidate the sourcing of auto parts and components for Shenyang Automotive. In December 2000, the Company acquired a 50% equity interest in Shenyang Xinguang Brilliance Automobile Engine Co., Ltd., a Sino-foreign equity joint venture manufacturer of gasoline engines for use in passenger vehicles. In December 2001, the Company acquired 100% of the equity interests in Dongxing, a foreign-invested manufacturer of automotive components in the PRC. In December 2001, the Company established a 90%-owned Sino-foreign joint venture, Shenyang Xingchen Automotive Seats Co., Ltd. (“Shenyang Xingchen”), a manufacturer of automotive seats in the PRC. Shenyang Xingchen has ceased its operation since July 2003.

In April 2002, the Company established an indirect 75.5%-owned subsidiary, Shenyang Jindong, to trade automotive components and scraps in China. In May 2002, Shenyang Automotive obtained the approval from the Chinese Government to produce and sell its Zhonghua sedans in China.

In March 2003, the then indirect 81%-owned subsidiary of Company, Shenyang JinBei Automotive Industry Holdings Company Limited (“SJAI”), entered into a joint venture contract with BMW Holding BV to produce and sell BMW sedans in China. In April 2003, the Company, through its indirect 90%-owned subsidiary, entered into an agreement with the 10% shareholder of SJAI to acquire an additional 9% interest in SJAI. Upon completion, SJAI has become 89.1% indirectly owned by the Company and 10.9% directly and indirectly owned by the other shareholders. Accordingly, the Company’s effective interests in the joint venture with BMW increased from 40.50% to 44.55%. Further, in December 2003, the Company further increased its effective interest in SJAI from 89.1% to 98.0% and thereby increased its effective interest in the joint venture with BMW from 44.55% to 49.0%.

In June 2003, the Company established a wholly owned subsidiary, ChenFa, to develop, manufacture and sell engine components in China.

In December 2003, the Company entered into agreements in relation to the proposed acquisition of an indirect 40.1% interest in Shenyang JinBei Automotive Company Limited, the joint venture partner of Shenyang Automotive and the supplier of certain automotive components for its minibuses and sedans production. Upon completion of the proposed acquisition and approval from the relevant government authorities, the Company’s effective interests in Shenyang Automotive will be increased from 51% to approximately 70.7%. The relevant government approval was not yet obtained as of December 31, 2004.

Translation of amounts from Renminbi (Rmb) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=Rmb8.28. Translation of amounts from Hong Kong dollar (HK$) to U.S. dollars (US$) for the convenience of the reader has been made at the rate of US$1.00=HK$7.8. No representation is made that the Renminbi amounts and the HK$ amounts could have been, or could be converted into U.S. dollars at that rate or at any other rate. In addition, all financial information presented herein has been prepared in accordance with the generally accepted accounting principles in the United States.

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	Year ended December 31,
	2004	2003	2002
	RMB’000	RMB’000	RMB’000
	(except for share and ADS data)
Sales to third parties	4,402,141	7,797,054	4,636,347
Sales to affiliated companies	2,139,857	2,312,503	2,683,108

Total sales	6,541,998	10,109,557	7,319,455
Cost of sales	(5,491,250)	(7,727,125)	(5,411,308)

Gross profit	1,050,748	2,382,432	1,908,147
Selling, general and administrative expenses	(1,510,442)	(1,410,067)	(1,067,154)
Interest expense	(182,458)	(167,111)	(171,286)
Interest income	58,800	52,672	43,617
Equity in earnings of associated companies and jointly controlled entities, net	126,261	109,471	138,145
Subsidy income	1,815	48,497	—
Other income (expenses), net	25,709	78,293	1,009
Impairment loss on intangible assets	(50,000)	—	—
Impairment loss on goodwill	(47,320)	—	—

(Loss) income before taxation and minority interests	(526,887)	1,094,187	852,478
Income taxes	63,110	(144,140)	(146,610)
Minority interests	464,991	(169,205)	(95,403)

Net income	1,214	780,842	610,465
Other comprehensive income
Fair value adjustment for securities available held-for-sales	28,468	—	—

Comprehensive income	29,682	780,842	610,465

Basic earnings per share	RMB 0.0003	RMB0.2130	RMB0.1665

Basic earnings per ADS	RMB 0.03	RMB21.30	RMB16.65

Diluted earnings per share	RMB 0.0003	RMB0.2116	RMB0.1665

Diluted earnings per ADS	RMB 0.03	RMB21.16	RMB16.65

Weighted average number of shares outstanding	3,668,390,900	3,666,539,983	3,666,052,900

Weighted average number of ADSs outstanding	36,683,909	36,665,400	36,660,529

Net income adjusted for the dilutive effect of convertible bonds	N/A	783,515	N/A

Weighted average number of shares outstanding adjusted for dilutive effect of stock options and convertible bonds	3,683,795,968	3,702,398,310	3,666,052,900

Weighted average number of ADSs outstanding adjusted for dilutive effect of stock options and convertible bonds	36,837,960	37,023,983	36,660,529

The calculation of basic earnings per ADS is based on the weighted average number of ADSs outstanding during the periods presented.

The calculation of 2004 and 2002 diluted earnings per share (ADS) is based on weighted average number of common shares (ADSs) outstanding plus the weighted average number of shares (ADSs) deemed to be issued as if all outstanding share options granted had been exercised.

The effect of the assumed conversion of the potential stock outstanding for the year ended December 31, 2004 arising from the convertible bonds is anti-dilutive.

The calculation of 2003 diluted earnings per share (ADS) is based on i) the net income adjusted for the accrued interest expense related to the convertible bonds and amortization of deferred expenses incurred in connection with the issuance of convertible bonds; and ii) weighted average number of common shares (ADSs) outstanding plus the weighted average number of shares (ADSs) deemed to be issued as if all outstanding share options granted had been exercised and all the convertible bonds were converted into ordinary shares.

The weighted average number of ADSs outstanding is calculated based on the assumptions that all of the outstanding shares were held in the form of ADSs (at the ratio of 100 shares for each ADS).